EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER AVERAGE COMMON SHARE OUTSTANDING

($ Millions, except for per share data)

(UNAUDITED)

	Three Months Ended March 31,
	2021	2020
Net Income	$18.9	$15.2
Less: Dividend Requirements on Preferred Stock	—	—

Net Income Applicable to Common Stock	$18.9	$15.2

Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,994	14,934
Dilutive Effect of Stock Options and Restricted Stock (000’s)	2	4
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,996	14,938
Earnings Per Share – Basic	$1.26	$1.02
Earnings Per Share – Diluted	$1.26	$1.02

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